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                         August 11, 2020

       Eli Kalif
       Executive Vice President and Chief Financial Officer
       Teva Pharmaceutical Industries, Ltd.
       Teva Pharmaceuticals USA, Inc.
       400 Interpace Parkway
       Building: A, 4th Floor
       Parsippany, NJ 07054

                                                        Re: Teva Pharmaceutical
Industries, Ltd.
                                                            Registration
Statement on Form S-4
                                                            Filed August 5,
2020
                                                            File No. 333-241010

       Dear Mr. Kalif:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Ross M. Leff, P.C.